Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	62250-0007
Date	June 26, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention: Mr. James Lopez, Legal Branch Chief

Dear Sirs/Mesdames:

Re:	Silvermex Resources Inc.
Registration Statement on Form 40-FR12G
Filed April 2, 2012
Response dated May 23, 2012
File No. 000-50116

     Further to our letter to the Securities and Exchange Commission dated June 25, 2012 in respect of the above-captioned matter, we wish to take this opportunity to provide you with an update on the proposed business combination transaction, by way of a Plan of Arrangement (the “Arrangement”), between Silvermex Resources Inc. (“Silvermex”) and First Majestic Silver Corp. (“First Majestic”) (NYSE: AG; TSX: FR).

     We confirm that Silvermex’s security holders approved the Arrangement on June 26, 2012, and that the parties expect that the Supreme Court of British Columbia (the “Court”) will issue its final order (the “Final Order”) approving the Arrangement promptly after the hearing scheduled for Thursday, June 28, 2012. The Court is authorized under the laws of British Columbia to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order will provide the basis for First Majestic to rely on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by section 3(a)(10) thereunder, in respect of the securities of First Majestic to be issued pursuant to the Arrangement in exchange for securities of Silvermex.

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June 26, 2012 Page 2

     The parties anticipate issuing a news release announcing the results of the shareholder vote in accordance with Canadian continuous disclosure requirements; Silvermex will furnish a copy of same to the SEC on Form 6-K. We anticipate that such news release, and any additional Canadian disclosure documents will be added as exhibits to Amendment No. 1 to Silvermex’s Registration Statement on Form 40-F (the “Form 40-F/A”) prior to its live filing on EDGAR.

     As the Court has already issued an interim order in respect of the Arrangement, the parties do not foresee any delay or obstacles in obtaining the Final Order. Accordingly, closing of the Arrangement has been tentatively scheduled for July 3, 2012.

     As disclosed in Silvermex’s draft Form 40-F/A, upon consummation of the Arrangement, Silvermex will become a wholly-owned subsidiary of First Majestic. Therefore, it is anticipated that First Majestic will cause Silvermex to file a Form 15 with the SEC pursuant to Rule 12g-4 under the Securities Exchange Act of 1934, as amended.

     The filing of Silvermex’s amended Annual Information Form (the “Amended AIF”), amended Management’s Discussion and Analysis (the “Amended MD&A”), and restated audited financial statements for the years ended December 31, 2011 and 2010 (the “Restated Financial Statements”) with Canadian Securities Administrators will require certifications of Silvermex’s current Chief Executive Officer and Chief Financial Officer. In addition, the issue of the audit opinion relating to the Restated Financial Statements will require Silvermex’s current management to issue certain representation letters to Silvermex’s auditors.

     Silvermex will not cause the Amended AIF, Amended MD&A, and Restated Financial Statements to be filed with Canadian Securities Administrators until Staff’s comments thereon have been resolved. Accordingly, although not yet decided between the parties, one possibility would be to delay the closing of the Arrangement until after these filings have been completed. Another possibility will be to have Silvermex’s Chief Executive Officer and Chief Financial Officer continue in their respective positions with Silvermex after completion of the Arrangement until such time that such filings and the filing of the Form 40-F/A have been completed.

     In light of the foregoing, Silvermex would be most grateful if Staff could review Silvermex’s response to the outstanding SEC comments on its Registration Statement on Form 40-F at their earliest convenience.

     On behalf of Silvermex, we thank the Commission for its continued attention to this matter.

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono